================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459

                                     ------

                                    FORM 6-K
                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                                October 29, 2002

                                     ------

                             Banco Santander Chile
             (Exact name of registrant as specified in its charter)


                                  Bandera 140
                                Santiago, Chile
                    (Address of principal executive office)

             Indicate by check mark whether the registrant files or
               will file annual reports under cover of Form 20-F
                                 or Form 40-F:

                 Form 20-F   X                       Form 40-F
                           ----                           ----

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission
     pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    Yes                                  No   X
                       -----                                -----
 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---


================================================================================

                             Banco Santander Chile


                               TABLE OF CONTENTS


     Item
   --------

     1. Press release dated October 28, 2002 titled "Banco Santander Chile Announces Results or Third Quarter 2002"

     2. Copy of the unaudited quarterly income statements of Banco Santander Chile for third quarter of 2001 and second and third quarters of 2002

     3. Copy of the unaudited nine-month income statements of Banco Santander Chile for third quarter of 2001 and 2002

     4. Copy of the unaudited consolidated balance sheet of Banco Santander Chile and Subsidiaries at September 30, 2001 and 2002 and at June 30, 2002

                                                                         ITEM 1

[GRAPHIC OMITTED]  Banco Santander Chile

CONTACTS:
Raimundo Monge               Robert Moreno                Desiree Soulodre
Banco Santander Chile        Banco Santander Chile        Banco Santander Chile
562-320-8505                 562-320-8284                 562-647-6474


                        BANCO SANTANDER CHILE ANNOUNCES
                       RESULTS FOR THE THIRD QUARTER 2002

o Net income totaled Ch$157,292 million (Ch$0.83/share and US$1.16/ADR) in the nine month period ended September 30, 2002, a 5.5% decrease from pro forma net income for the same period in 2001. This decrease was mainly due to a charge of Ch$18,557 million stemming from the integration process of Old Santander-Chile and Santiago. Excluding this charges pre-tax net income in the nine-month period ended September 30, 2002 would have totaled Ch$199,798 million, increasing 11.4% compared to pro forma pre-tax income for the same period in 2001. Pre-tax ROE, excluding the merger integration charge reached 31.8% in this period compared to pro forma pre-tax ROE of 29.8% in the 2001 period. Pro forma 2001 amounts reflect the combination of our two predecessor banks, Old Santander-Chile and Santiago.

o In the third quarter of 2002, net income reached Ch$33,375 million (US$44.6 million, Ch$0.18/share and US$0.25/ADR). Merger integration expenses in the quarter totaled Ch$18,557 million. Adjusting for these expenses pre-tax net income totaled Ch$57,158 million with no variation compared to the pro forma third quarter of 2001.

o Net client contribution (net financial income plus fees) remained flat compared to the pro forma third quarter of 2001 despite the lower interest rate environment and weaker than expected economic growth, which impacted spreads. Fee income rose 17.2% compared to the pro forma third quarter of 2001 with strong growth in various products, compensating the lower net financial margin. The net financial margin reached 4.4% in the third quarter compared to pro forma 4.6% in the third quarter of 2001.

o Operating expenses excluding merger integration charges decreased 7.1% compared to the third quarter of 2001 as the Bank continues to exert a strict control over costs.

o The Bank's loan and funding mix improved during the quarter. Consumer loans grew at an annualized rate of 15%. Low yielding interbank and contingent loans decreased 71.1% and 14.6%, respectively in the same period.

o Substantial progress has been made in the integration process, which is on schedule and should be completed in less than 12 months since the merger became legally effective on August 1, 2002.

Santiago, Chile, October 28, 2002.(1)- Banco Santander Chile (NYSE: SAN) announced today its unaudited results for the nine month period and third quarter ended September 30, 2002. These results reflect the combined businesses of the merged banks for both periods. For accounting purposes the merger was effective as of January 1, 2002. These results are reported on a consolidated basis in accordance with Chilean GAAP(2). Pro forma amounts at and for the nine month period and the third quarter ended September 30, 2001 reflect the combined financial condition and results of operations of Old Santander-Chile and Santiago at that date and for those periods, without elimination of inter-company balances or transactions. Pro forma amounts are provided to facilitate comparison between the 2001 and 2002 periods.

Net income totaled Ch$157,292 million (Ch$0.83/share and US$1.16/ADR) in the nine month period ended September 30, 2002, a 5.5% decrease from pro forma net income for the same period in 2001. This decrease was mainly due to a charge of Ch$18,557 million stemming from the merger integration of Old Santander-Chile and Santiago. Net income was also affected by the higher effective tax rate in 2002 compared to 2001, as Santiago did not pay income tax in 2001. Pre-tax net income in the nine-month period ended September 30, 2002 excluding the merger integration charge totaled Ch$199,798 million, a 11.4% increase compared to pro-forma pre-tax of the same period of 2001. Pre-tax ROE, excluding the merger integration charge reached 31.8% in this period compared to pro-forma 29.8% in 2001. This rise in pre-tax net income was mainly due to higher fee income and a strict control of operating expenses. The Bank's efficiency ratio, excluding the merger integration charge reached 46.1%, the lowest among the Bank's main competitors. These strong results have been achieved despite the lower interest rate environment and the weaker than expected economic growth.

Net income for the third quarter of 2002 totaled Ch$33,375 million (Ch$0.18/share and US$0.25/ADR), decreasing 36.8% compared to the pro forma third quarter of 2001. During the third quarter the Bank recognized Ch$18,557 million in pre-tax restructuring charges related to the merger integration of Old Santander-Chile and Santiago. At the same time former Santiago did not pay income tax until this year. Pre-tax net income excluding merger integration charges totaled Ch$57,158 million in the third quarter of 2002 compared to pro-forma Ch$57,169 million in the same period of 2001. Pre-tax ROE excluding merger integration charges in the quarter reached 28.8%, which was among the highest of the Bank's main competitors. During the quarter the benefits of lower operating expenses and higher fee income were offset by a decrease in the gains from mark-to-market and trading and in net financial revenue. The Bank's fee income rose 17.2% compared to pro-forma fee income in the third quarter of 2001. This rise in fee income mainly reflects the merged Bank's strategy of seeking to become a leader in fee-based businesses by promoting fee-generating products in various business segments and by taking advantage of cross-selling opportunities among our client base, the largest in Chile. At the same time this rise

---------
(1) Safe harbor statement under the Private Securities Litigation Reform Act of 1995: All forward-looking statements made by Banco Santander Chile involve material risks and uncertainties and are subject to change based on various important factors which may be beyond the Bank's control. Accordingly, the Bank's future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, those described in the Bank's filings with the Securities and Exchange Commission. The Bank does not undertake to publicly update or revise the forward-looking statements even if experience or future changes make it clear that the projected results expressed or implied therein will not be realized.

(2) The Peso/US dollar exchange rate as of September 30, 2002 was Ch$747.62 per dollar. September 30 figures are in constant Chilean pesos as of September 30, 2002. September 2001 figures have been adjusted by the price level restatement factor of 1.0218.

in fee income also reflects the efforts to minimize client service problems during the integration process. Operating expenses adjusted for merger related expenses decreased 7.1% compared to the pro-forma operating expenses in the third quarter of 2001, reflecting the continued imposition of tight cost control in the new merged Bank. Both personnel expenses and administrative expenses excluding merger integration charges decreased by 4.3% and 21.6% in the quarter, respectively.

------------------------------------------------------------------------------------------------------------
Banco Santander Chile                                 Quarter                              Change %
                                                     Pro-forma     Pro-forma         IIIQ          IIIQ/IIQ
(Ch$ million September 30, 2002)       IIIQ 2002     IIQ 2002      IIIQ 2001       2002/2001         2002
------------------------------------------------------------------------------------------------------------
Net income                                33,375        65,689        52,777         (36.8%)        (49.2%)
Adjusted pre-tax net income               57,158        76,570        57,169           0.0%         (25.4%)
Net income/share (Ch$)                      0.18          0.35          0.28         (36.8%)        (49.2%)
Net income/ADR (US$)(1)                     0.25          0.52          0.41         (39.8%)        (52.4%)
Total loans                            8,353,691     8,708,217     8,770,213          (4.7%)         (4.1%)
Customer funds                         7,636,521     8,177,626     7,596,197           0.5%          (6.6%)
   Customer deposits                   6,552,149     7,149,297     6,720,345          (2.5%)         (8.4%)
   Mutual funds (quarterly average)    1,084,372     1,028,239       875,852          23.8%           5.5%
Shareholder's equity                     960,169       913,559       962,042          (0.2%)          5.1%
------------------------------------------------------------------------------------------------------------
Net financial margin                         4.4%          4.7%          4.6%
Efficiency ratio                            52.9%         43.8%         50.7%
ROE(2)                                      16.8%         32.5%         27.3%
Adjusted pre-tax ROE(3)                     28.8%         32.4%         29.6%
PDLs / Total loans                          1.74%         1.35%         1.33%
 Coverage of past due loans                108.6%        129.9%        145.0%
                                                  -----------------------------
BIS ratio                                   13.9%
Branches                                     349
ATMs                                       1,104
Employees                                  8,363
-------------------------------------------------

(1) The change in earnings per ADR may differ than the change in earnings per share due to the exchange rate.

(2)  Annualized Earnings / Average Capital & Reserves.

(3)  Adjusted for merger expenses

MERGER UPDATE
-------------

The Bank has made substantial progress in the integration process and expects to complete it in 12 months or less from the date the merger was legally effective on August 1, 2002. The merger process is progressing as planned and the costs of the merger are within management's estimations. The majority of the different administrative and back office areas of the Bank have been merged as well as the Wholesale banking business unit.

Credit Risk

The Credit Risk Department is currently leveling the credit risk classifications of the portfolios of Santiago and Old Santander-Chile. In those cases in which a client of both banks has been assigned a dissimilar risk classification, the Bank has adopted the policy of classifying the client in the lower classification level. In the third quarter this process signified additional provisions and charge-offs of Ch$8,100 million. The cost of this process is included in the total merger cost calculation.

Personnel

In August 2002 the Bank offered a voluntary retirement program to all employees in non-commercial areas. The retirement offer was accepted by 500 people, or 6.4% of the combined workforce. Headcount should be further reduced by 800 people between 2003-2004 due to normal attrition and the conclusion of merger related activities.

Systems Integration

The systems integration is still in process. The former Santiago platform will be the standard system. Management has adopted a cautious approach to the merger of systems so as to minimize client-service disruptions. The process of defining the compatibility of both systems and the master plan for integrating them has been concluded. The integration itself should be completed by the middle of 2003.

Distribution Network

The integration of the Santiago and Old Santander-Chile branch networks will be completed once the operating systems of both banks are integrated. This will enable the branch offices to minimize client-service difficulties. As of the date of this release, each of the Santiago and Old Santander-Chile branch networks continued to operate independently under its former brand name. The ATM networks remain separate, but both are connected to the Redbanc network, the largest ATM network in Chile. Clients of both banks can utilize each other's ATMs, as well as all ATMs connected to the Redbanc network.

Merger Expenses

During the third quarter the Bank recognized Ch$18,557 million in merger integration charges. Of the total merger integration charges, Ch$6,457 million have been recognized in a special merger charges account in the income statement included in non-operating income, net. These charges consist of Ch$3,846 million in severance payments related to the voluntary retirement program, and Ch$2,611 million correspond to administrative expenses. Additionally, personnel expenses includes approximately Ch$4,000 million in merger integration charges in connection with the integration of staff. Finally, provision expense include Ch$8,100 million in the leveling of credit risk classification and other charge-offs.

NET FINANCIAL INCOME
--------------------

Improvement in asset mix offset by lower interest rate environment

-------------------------------------------------------------------------------------------------------------------------
Net Financial Income                                        Quarter                                     Change %
                                         --------------------------------------------------------------------------------
                                                          Pro-forma         Pro-forma            IIIQ           IIIQ/IIQ
(Ch$ million September 30, 2002)         IIIQ 2002         IIQ 2002         IIIQ 2001          2002/2001          2002
-------------------------------------------------------------------------------------------------------------------------
Net interest income                        158,007          148,086          146,896              7.6%             6.7%
Net results of hedging positions(3)        (37,581)         (16,663)         (22,168)            69.5%           125.5%
-------------------------------------------------------------------------------------------------------------------------
Net financial income                       120,426          131,423          124,728             (3.4%)           (8.4%)
-------------------------------------------------------------------------------------------------------------------------
Net financial margin*                          4.4%             4.7%             4.6%
-------------------------------------------------------------------------------------------------------------------------
Interest Earning Assets
-------------------------------------------------------------------------------------------------------------------------
Commercial loans                         3,045,831        3,228,708        3,374,900             (9.8%)           (5.7%)
Consumer loans                             694,576          669,932          647,718              7.2%             3.7%
Residential mortgage loans**             1,350,327        1,355,637        1,365,110             (1.1%)           (0.4%)
Foreign trade loans                        845,739          835,856          826,492              2.3%             1.2%
Contingent loans                           625,905          732,553          733,997            (14.7%)          (14.6%)
Leasing                                    420,409          424,807          383,759              9.6%            (1.0%)
Other outstanding loans***               1,329,822        1,318,677        1,327,779              0.2%             0.8%
Interbank loans                             41,082          142,047          110,458            (62.8%)          (71.1%)
-------------------------------------------------------------------------------------------------------------------------
Total loan                               8,353,691        8,708,217        8,770,213             (4.7%)           (4.1%)
-------------------------------------------------------------------------------------------------------------------------
Financial investments                    2,379,547        2,339,829        2,257,888              5.4%             1.7%
-------------------------------------------------------------------------------------------------------------------------
Total interest-earning assets           10,733,238       11,048,046       11,028,101             (2.7%)           (2.8%)
-------------------------------------------------------------------------------------------------------------------------

* Annualized. The average balance of the third quarter 2002 was calculated by taking the simple average of the balance of the combined interest earning assets as of September 2002 and June 2002. The average balance of the second quarter 2002 was calculated by taking the simple average of the balance of the combined interest earning assets as of June 2002 and March 2002. The average balance for the third quarter of 2001 was calculated by taking the simple average of the balance of the combined interest earning assets as of September 2001.
** Includes residential mortgage loans backed by mortgage bonds (letras hipotecarias para la vivienda) and residential mortgage loans not funded with mortgage bonds (mutuos hipotecarios para la vivienda)
*** Includes non-residential mortgage loans backed by a mortgage bond (letras hipotecarias para fines generales), past due loans and other loans.


Net financial income decreased 3.4% compared to pro-forma net financial income for the third quarter of 2001. Despite a 0.9% increase in average earning assets, the Bank's net interest margin decreased 20 basis points to 4.4% in the same period. The lower interest rate environment has negatively impacted the net financial margin. Although there is some initial benefit to margins when interest rates fall because liabilities re-price faster than our interest earning assets, over time interest earning assets also reprice at a lower rate. This effect is further amplified by contraction of the spread earned over the Bank's non-interest bearing liabilities and capital and inflation adjusted earning assets, and by the inherent difficulty of maintaining spreads in absolute terms as interest rates decline.


---------
(3) For analysis purposes results from foreign exchange transactions, which consist mainly of the results of forward contracts which hedge foreign currency positions, has been included in the calculation of the net financial income and net financial margin. Under SBIF guidelines these gains/losses cannot be considered interest revenue, but must be considered as gains/losses from foreign exchange transactions and, accordingly, registered in a different line of the income statement. This accounting asymmetry distorts net interest income and foreign exchange transaction gains especially in periods of high volatility of the exchange rate. The results of these hedging positions have been added to net financial income to indicate the Bank's actual net interest margin as they are linked to normal credit operations.

Despite these negative effects, the net interest margin contracted only 20 basis points as the Bank has continued its strategy of focusing on improving asset mix rather than asset growth in order to sustain a high level of profitability. The evolution of loan volumes in the quarter reflected the Bank's focus on optimizing its asset mix by focusing loan growth in retail segments. Compared to pro-forma September 30, 2001 and June 30, 2002, total loans decreased 4.7% and 4.1% respectively, but consumer loans in these same periods increased 7.2% and 3.7%, respectively. This growth was mainly concentrated in the middle to upper income retail segments, which offer a high spread relative to wholesale lending and have been less affected by the high unemployment levels. The lower interest rate environment has also led to an increase in demand for consumer financing. On the other hand commercial loans decreased 5.7% as the Bank has been reducing its activity in the low yielding large corporate short term lending market as well as reducing its exposure to the commercial real estate sector for credit risk reasons. In addition, low-yielding Interbank and contingent loans decreased 71.1% and 14.6%, respectively in the same period.

CUSTOMER FUNDS
--------------

---------------------------------------------------------------------------------------------------------------
Funding                                              Quarter ended,                           Change %
                                         ----------------------------------------------------------------------
                                                       Pro-forma     Pro-forma          IIIQ          IIIQ/IIQ
(Ch$ million September 30, 2002)         IIIQ 2002     IIQ 2002      IIIQ 2001        2002/2001         2002
---------------------------------------------------------------------------------------------------------------
Non-interest bearing liabilities         1,993,514     1,977,984     1,843,621           8.1%            0.8%
Savings and time deposits                4,558,635     5,171,313     4,876,724          (6.5%)         (11.8%)
---------------------------------------------------------------------------------------------------------------
Total customer deposits                  6,552,149     7,149,297     6,720,345          (2.5%)          (8.4%)
---------------------------------------------------------------------------------------------------------------
Mutual funds (quarterly average)         1,084,372     1,028,329       875,852          23.8%            5.5%
---------------------------------------------------------------------------------------------------------------
Total customer funds                     7,636,521     8,177,626     7,596,197           0.5%           (6.6%)
---------------------------------------------------------------------------------------------------------------

Total customer funds decreased 6.6% between the second and third quarters of 2002. The 0.8% increase of non-interest bearing liabilities in twelve months was mainly due to the low monthly inflation rates in this period and also reflects in part the Bank's efforts to minimize client service difficulties throughout the integration process. The 11.8% reduction in time deposits between the end of the second quarter and the third quarter of 2002 was mainly due to:

o The Bank has been following a strategy of reducing low yielding assets from its balance sheet which are mainly funded through the Bank's deposit base.

o The fall in deposits was also due to a decrease in pension fund deposits. Currently, each Chilean pension fund can invest up to 7% of its assets under management in securities of a single issuer. As a result of the merger the amount of the AFPs' aggregate exposure to the new Santander Chile was approximately 11% or an excess exposure of Ch$973,909 million (U.S.$1.3 billion) or 8.0% of the Bank's liabilities at September 30, 2002. The AFPs have until August 1, 2005, to reduce their investments to within the limit. It is important to point out that approximately 85% of the short-term deposits with AFPs that expired before year-end 2002 were renewed for a period greater than 1 year, in line with the Bank's strategy of increasing the maturity of its deposit base. The Bank does not believe this will impact its cost of funds as the spread earned over deposits from AFPs is similar to other interbank deposits, although more expensive than retail deposits. In addition, we expect to be able to replace much of the excess AFP liabilities with customer deposits through the branch network, interbank funding and bond offerings during the next three years.

o The low inflation rates and the lower interest rates have made other investment alternatives more attractive for clients. The Bank has also been proactively encouraging clients to invest in mutual funds instead of short-term deposits as the Bank has excess liquidity given the constrained outlook for loan growth. Moreover, mutual funds offer a better yield for the client and the Bank generates fee income. In the quarter average mutual funds under management increased 5.5% compared to the end of the second quarter of 2002 and 23.8% in twelve months.

PROVISION FOR LOAN LOSSES
-------------------------

The Bank recognized Ch$8,100 million in extraordinary charge-offs and provisions

------------------------------------------------------------------------------------------------------------------------------------
Provision for loan losses                                            Quarter                                      Change %
                                                                    Pro-forma          Pro-forma           IIIQ            IIIQ/IIQ
(Ch$ million September 30, 2002)                  IIIQ 2002         IIQ 2002           IIIQ 2001         2002/2001           2002
------------------------------------------------------------------------------------------------------------------------------------
Total provisions and charge-offs                     30,961            9,393             24,101             28.5%           229.6%
------------------------------------------------------------------------------------------------------------------------------------
Merger related provisions and charge-offs             8,100               --                 --               --               --
Reclassified provisions*                                 --            6,968                 --               --               --
------------------------------------------------------------------------------------------------------------------------------------
Total adjusted provisions and charge-offs            22,861           16,361             24,101             (5.1%)           39.7%
------------------------------------------------------------------------------------------------------------------------------------
Loan loss recoveries                                  6,641            6,547              5,378             23.5%             1.4%
Total loans                                       8,353,691        8,708,217          8,770,213             (4.7%)           (4.1%)
Total reserves for loan losses (RLL)               (157,351)        (152,647)          (169,741)            (7.3%)            3.1%
Past due loans (PDL)                                144,941          117,540            117,081             23.8%            23.3%
------------------------------------------------------------------------------------------------------------------------------------
PDL/Total loans                                        1.74%            1.35%              1.33%
RLL/Past due loans                                    108.6%           129.9%             145.0%
Risk index(4)                                          1.56%            1.50%**
-------------------------------------------------------------------------------------------------

* Reclassified to Other Income, net following new guidelines set by the SBIF. ** As of July 2002

In the third quarter of the present year total provision expense increased 28.5% compared to the third quarter of 2001. Provision expense in the quarter included Ch$8,100 million in the leveling of credit risk classifications and other merger related charge-offs. The Bank is in the process of reviewing the loan portfolios of both banks in order to level the credit risk classifications of the client base in those cases in which clients overlapped. In this process the Bank adopted the conservative policy of rating a client in the lower risk category of either Bank. As a result, the Bank's risk index in the quarter increased to 1.56% which was higher than the risk index of both former Santander and Santiago previous to the merger, but still below the average for the Chilean financial system which as of June 30, 2002, the latest figure available, was 2.00%

Past due loans increased 23.8% in the third quarter of 2002 and the coverage ratio was 108.6%. This is mainly related to the merger process as the combined loan portfolio has to be re-

---------
(4) Chilean banks are required to classify their outstanding loans on an ongoing basis for the purpose of determining the amount of loan loss reserves. Banks must evaluate the expected losses of their loan portfolio and set aside specific provisions against these losses. For example, a risk index of 1% implies that a bank is expecting to lose 1% of its loan portfolio. The risk index is the key measure used to monitor asset quality and is periodically reviewed by the Superintendence of Banks and Financial Institutions (SBIF), the industry's main regulator.

evaluated. The Credit Risk Department of the new Bank is independent of the commercial areas and is currently implementing the credit risk standards of our parent company Santander Central Hispano. This process in the short-term results in a rise in past due loans as Credit Risk Department becomes more familiarized with client's business patterns and cycles, especially those coming from Santiago.

To a lesser extent, both the rise in the risk index and in past due loans were also due to the weaker economic environment which has impacted asset quality throughout the financial system.

FEE INCOME
----------

Strong fee income growth reflects commercial strength of the new Bank

------------------------------------------- ---------------------------------------------- -----------------------------
Net Fee Income by Subsidiary                                   Quarter                               Change %
                                            --------------- -------------- --------------- --------------  -------------
                                                              Pro-forma      Pro-forma         IIIQ         IIIQ/IIQ
(Ch$ million September 30, 2002)              IIIQ 2002       IIQ 2002       IIIQ 2001       2002/2001        2002
------------------------------------------- --------------- -------------- --------------- -------------- --------------
Total net fee income                            28,098          24,023         23,968          17.2%          17.0%
------------------------------------------- --------------- -------------- --------------- -------------- --------------

The Bank's fee income rose 17.2% compared to the third quarter of 2002. This rise in fee income reflects the merged Bank's strategy of seeking to become a leader in fee-based businesses by promoting fee-generating products in various business segments and by taking advantage of cross-selling opportunities among our client base, the largest in Chile. At the same time this rise in fee income also reflects the efforts to minimize client service problems during the integration process. In the quarter checking account fees rose 13.9%, ATM related fees were up 10.5%. This is also in line with the Bank's policy of incrementing fees in the corporate business area to counteract falling spreads. Financial advisory fees rose 305.6% in the third quarter of 2002 as compared to the same period in 2001. It is important to point out that this large increase in financial advisory fees may not always be recognized in every quarter despite the fact that the Bank has been very active in this type of business. At the same time, the fees recognized by the Bank's subsidiaries also showed important growth. Fees from asset management increased 11.7% compared to the third quarter of 2001, while insurance brokerage fees increased 12.2% in the same period.

OTHER OPERATING INCOME
----------------------

------------------------------------------- ---------------------------------------------- ------------------------------
Other operating income                                         Quarter                               Change %
                                            --------------- -------------- --------------- --------------   -------------
                                                              Pro-forma      Pro-forma         IIIQ          IIIQ/IIQ
(Ch$ million September 30, 2002)              IIIQ 2002       IIQ 2002       IIIQ 2001       2002/2001         2002
------------------------------------------- --------------- -------------- --------------- -------------- ---------------
Net gain from trading and mark-to-market
of securities                                   4,826           8,651          5,059           (4.6%)         (44.2%)
------------------------------------------- --------------- -------------- --------------- -------------- ---------------
Other                                          (5,300)         (3,879)         4,249         (224.7%)          36.6%
------------------------------------------- --------------- -------------- --------------- -------------- ---------------
Total                                            (474)          4,772          9,308         (105.1%)        (109.9%)
------------------------------------------- --------------- -------------- --------------- -------------- ---------------

The net gain from trading and mark-to-market of securities totaled Ch$4,826 million in the third quarter of 2002. The decrease in the net gain from trading and mark-to-market compared to the third quarter of 2001 and the second quarter of 2002 was mainly due to higher gains in those periods from the sale of bonds in the investment portfolio.

The increase in the loss in other operating income compared to the third quarter of 2001 was mainly due to the reclassification of the variable portion of sales force expenses from administrative expenses to other operating income, net as of the fourth quarter of 2001 in former Santander-Chile.

OPERATING EXPENSES AND EFFICIENCY
---------------------------------

Operating expenses impacted by merger related charges

------------------------------------------------------------------------------------------------------------------
Operating Expenses                                                Quarter                           Change %
                                             ---------------------------------------------------------------------
                                                                  Pro-forma    Pro-forma       IIIQ       IIIQ/IIQ
(Ch$ million September 30, 2002)                    IIIQ 2002     IIQ 2002     IIIQ 2001     2002/2001      2002
------------------------------------------------------------------------------------------------------------------
Personnel expenses                                    41,349       36,798       39,015          6.0%         12.4%
------------------------------------------------------------------------------------------------------------------
Administrative expenses                               25,844       24,175       32,977        (21.6%)         6.9%
Depreciation and amortization                         11,146        9,218        8,058         38.3%         20.9%
------------------------------------------------------------------------------------------------------------------
Operating expenses                                    78,339       70,191       80,050         (2.1%)        11.6%
------------------------------------------------------------------------------------------------------------------
Operating expenses adjusted for merger                74,339       70,191       80,050         (7.1%)        11.6%
------------------------------------------------------------------------------------------------------------------
Efficiency ratio*                                       52.9%        43.8%        50.7%
------------------------------------------------------------------------------------------------------------------

* Operating expenses/Operating income

Operating expense adjusted for merger related expenses decreased 7.1% compared to the third quarter of 2002 reflecting the tight cost control continued to be imposed in the new merged Bank. Operating expenses includes Ch$4,000 million in merger related expenses. Adjusted personnel expense decreased 4.3% in the same period despite the fact that salaries are adjusted for inflation on a quarterly base. Administrative expenses decreased 21.6% in the quarter, reflecting various actions undertaken in order to improve efficiency, such as modifying the branch format, centralizing back office functions and increasing the space dedicated to complementary channels such as ATMs, Internet and other automated terminals. These reductions in costs were offset by the 38.3% rise in amortization and deprecations, which reflects the high level of recent investments in technology in both Old Santander-Chile and Santiago.

OTHER INCOME/EXPENSES, PRICE LEVEL RESTATEMENT AND INCOME TAX
--------------------------------------------------------------

Other income, net includes Ch$6,457 million of merger related costs. The effective tax rate increased from 7.7% to 13.5%.

--------------------------------------------------------------------------------------------------------------------
Other Income and Expenses                                         Quarter                            Change %
--------------------------------------------------------------------------------------------------------------------
                                                                 Pro-forma     Pro-forma       IIIQ         IIIQ/IIQ
(Ch$ million September 30, 2002)                  IIIQ 2002      IIQ 2002      IIIQ 2001     2002/2001        2002
--------------------------------------------------------------------------------------------------------------------
Recovery of loans                                    6,641         6,547         5,378          23.5%          1.4%
Non-operating income, net                           (4,268)       (5,717)*       1,007        (523.8%)       (25.3%)
Income attributable to investments in other
companies                                              544           136            95         472.6%        299.4%
Losses attributable to minority interest               (77)          (36)          (24)        220.8%        113.0%
--------------------------------------------------------------------------------------------------------------------
Total other income, net                              2,840           930         6,456         (56.0%)       205.4%
--------------------------------------------------------------------------------------------------------------------
Price level restatement                             (2,989)       (4,993)       (3,140)         (4.8%)       (40.1%)
--------------------------------------------------------------------------------------------------------------------
Income tax                                          (5,226)      (10,882)       (4,392)         19.0%        (52.0%)
--------------------------------------------------------------------------------------------------------------------
Income tax rate                                       13.5%         14.2%          7.7%
--------------------------------------------------------------------------------------------------------------------

* In the second quarter of 2002 in Old Santander Chile As mentioned before, the Bank following new SBIF guidelines reclassified in the balance sheet Ch$6,968 million from voluntary loan loss reserves to other liabilities and in the income statement from voluntary provisions to other income, net. These voluntary loan provisions where recognized by the Bank in order to improve coverage ratios in periods of high economic instability. These had to be reclassified since they were not specified as credit risk related.

Other income, net totaled Ch$2,840 million in the quarter. Of the total merger charges recognized in the quarter, Ch$6,457 million have been recognized in a special merger expenses account in the income statement included in non-operating income, net. These charges consist of Ch$3,846 million in severance payments related to the voluntary retirement program and Ch$2,611 million correspond to administrative expenses. In August 2002 we offered a voluntary retirement program to all employees in non-commercial areas, up to a maximum of 700 employees. The retirement offer was accepted by 500 persons, or 6.4% of the combined workforce.

The lower loss from price level restatement reflects the lower UF inflation in the third quarter of 2002 compared to the second quarter of 2002. The Bank has to adjust its capital, fixed assets and other assets for the variations in price levels. Since the Bank's capital is larger than the sum of fixed and other assets, price level restatement fluctuates with the variation of inflation. The lower price level restatement loss in the quarter partially offsets the negative impact of lower inflation on net financial income in the quarter.

In the third quarter of 2001 former Santiago did not pay income tax as it still was benefiting from tax loss carryforwards related to the subordinated debt issue with the Central Bank of Chile. These tax loss carryforwards expired in 2002 and the new combined Bank will be paying an effective tax rate similar to the corporate tax rate in Chile, which this year is 16%.

SHAREHOLDERS' EQUITY AND REGULATORY CAPITAL
-------------------------------------------

As of September 30, 2002, the Bank's shareholders' equity totaled Ch$960,169 million (US$1,284 million). The Bank's ROE in the third quarter reached 16.8% and 24.7% on an adjusted basis.

------------------------------------------------------------------------------------------------------------------------
Shareholders' equity                                         Quarter ended                             Change %
                                            ----------------------------------------------------------------------------
                                                             Pro-forma         Pro-forma         IIIQ         IIIQ/IIQ
(Ch$ million September 30, 2002)             IIIQ 2002        IIQ 2002         IIIQ 2001       2002/2001        2002
------------------------------------------------------------------------------------------------------------------------
Capital and Reserves                          802,877         789,135           795,619           0.9%           1.7%
Net Income                                    157,292         124,425           166,424          (5.5%)         26.4%
------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                    960,169         913,560           962,042          (0.2%)          5.1%
------------------------------------------------------------------------------------------------------------------------

The Bank's BIS ratio as of September 30, 2002 was 13.9% and the Bank's Tier I ratio reached a solid level of 9.5%. The Bank's capitalization ratios as of September 30, 2002 were the following.

----------------------------------------------------------------------------
Capital Adequacy
(Ch$ million September 30, 2002)      June 30, 2002   % risk weighted assets
----------------------------------------------------------------------------
Capital and reserves                      802,877              9.5%
Tier II capital                           376,672              4.4%
----------------------------------------------------------------------------
Regulatory capital                      1,179,549             13.9%
----------------------------------------------------------------------------
Risk weighted assets                    8,475,577               --
----------------------------------------------------------------------------

It is important to point out that as a result of the merger between Banco Santander and Banco Santiago the SBIF has requested that the combined entity to maintain a BIS ratio of no less than 12% compared to the minimum legal ratio of 8%. The BIS ratio as of September 30, 2002 was 13.9%.

INSTITUTIONAL BACKGROUND
------------------------

According to the latest figures published by the SBIF, the Bank was the largest bank in Chile in terms of loans, had the largest customer base with over 1.4 million customers and the largest distribution network with 349 branches and 1,104 ATMs. The Bank has the highest credit ratings among all Latin American banks with a Baa1 rating from Moody's and A- ratings from Standard and Poor's and Fitch, which are the same ratings assigned to the Republic of Chile. The stock is traded on the New York Stock Exchange (NYSE: SAN) and the Santiago Stock Exchange (SSE: Bsantander). The Bank's main shareholder is Santander Central Hispano, which directly and indirectly owns 84.14% of Banco Santander Chile.

Banco Santander Central Hispano - Leading Financial Group in Europe
-------------------------------------------------------------------

Santander Central Hispano's Group is the leading financial group in Spain and Latin America, the third larger by market capitalization in the Euro Zone and among the fifteenth largest in the world by market value. Santander's Group provides services to 39 million customers through out 118,000 employees and 10,200 offices. As of March 31, 2002, the Group had more than $300 billion in customer funds and $160 billion loan portfolio, spread by countries and sector respectively.

                                                                         ITEM 2

                             BANCO SANTANDER CHILE
                     UNAUDITED QUARTERLY INCOME STATEMENTS
                     -------------------------------------

                                              --------------------------------------------------------------------------
                                                IIIQ 2002       IIQ 2002       IIIQ 2001           IIIQ       IIIQ / IIQ
                                              --------------------------------------------------------------------------
                                              Ch$ millions    Ch$ millions    Ch$ millions           %             %
Interest income and expense
 Interest income ..........................      285,447         301,146         298,175            -4.3%           -5.2%
 Interest expense .........................     (127,440)       (153,060)       (151,279)          -15.8%          -16.7%
                                              --------------------------------------------------------------------------
  Net interest income .....................      158,007         148,086         146,896             7.6%            6.7%
                                              --------------------------------------------------------------------------
Provision for loan losses .................      (30,961)         (9,393)        (24,101)           28.5%          229.6%
                                              --------------------------------------------------------------------------
Fees and income from services
 Fees and other services income ...........       32,340          29,533          29,113            11.1%            9.5%
 Other services expense ...................       (4,242)         (5,510)         (5,145)          -17.6%          -23.0%
                                              --------------------------------------------------------------------------
  Total fees and income from services, net        28,098          24,023          23,968            17.2%           17.0%
                                              --------------------------------------------------------------------------
Other operating income, net
 Net gain (loss) from trading and brokerage        4,826           8,651           5,059            -4.6%          -44.2%
 Foreign exchange transactions, net .......      (37,581)        (16,663)        (22,168)           69.5%          125.5%
 Other, net ...............................       (5,300)         (3,879)          4,249          -224.7%           36.6%
                                              --------------------------------------------------------------------------
  Total other operating income,net ........      (38,055)        (11,891)        (12,860)          195.9%          220.0%
                                              --------------------------------------------------------------------------
Other income and expenses
 Recovery of loans previously written off .        6,641           6,547           5,378            23.5%            1.4%
 Nonoperating income, net .................       (4,268)         (5,717)          1,007          -523.8%          -25.3%
 Income attributable to investments in
  other companies .........................          544             136              95           472.6%          299.4%
 Losses attributable to minority interest .          (77)            (36)            (24)          220.8%          113.0%
                                              --------------------------------------------------------------------------
  Total other income and expenses .........        2,840             930           6,456           -56.0%          205.4%
                                              --------------------------------------------------------------------------
Operating expenses
 Personnel salaries and expenses ..........      (41,349)        (36,798)        (39,015)            6.0%           12.4%
 Administrative and other expenses ........      (25,844)        (24,175)        (32,977)          -21.6%            6.9%
 Depreciation and amortization ............      (11,146)         (9,218)         (8,058)           38.3%           20.9%
                                              --------------------------------------------------------------------------
  Total operating expenses ................      (78,339)        (70,191)        (80,050)           -2.1%           11.6%
                                              --------------------------------------------------------------------------
Gain (loss) from price-level restatement ..       (2,989)         (4,993)         (3,140)           -4.8%          -40.1%
                                              --------------------------------------------------------------------------
Income before income taxes ................       38,601          76,570          57,169           -32.5%          -49.6%
Income taxes ..............................       (5,226)        (10,882)         (4,392)           19.0%          -52.0%
                                              --------------------------------------------------------------------------
Net income ................................       33,375          65,689          52,777           -36.8%          -49.2%
                                              --------------------------------------------------------------------------

                                                                         ITEM 3

                             BANCO SANTANDER CHILE
                     UNAUDITED NINE-MONTH INCOME STATEMENTS
                  ------------------------------------------
                 Constant Chilean pesos of September 30, 2002

                                                           ----------------------------------------
                                                             30-Sep-02      30-Sep-01      % CHANGE
                                                           ----------------------------------------
                                                           Ch$ millions   Ch$ millions
Interest income and expense
 Interest income .........................................      794,780       861,447          -7.7%
 Interest expense ........................................     (370,321)     (467,000)        -20.7%
                                                               --------      --------      --------
  Net interest income ....................................      424,459       394,446           7.6%
                                                               --------      --------      --------
Provision for loan losses ................................      (66,521)      (73,086)         -9.0%
                                                               --------      --------      --------
Fees and income from services
 Fees and other services income ..........................       91,214        85,539           6.6%
 Other services expense ..................................      (14,502)      (13,357)          8.6%
                                                               --------      --------      --------
  Total fees and income from services, net ...............       76,712        72,182           6.3%
                                                               --------      --------      --------
Other operating income, net
 Net gain (loss) from trading and brokerage ..............       32,031        24,601          30.2%
 Foreign exchange transactions, net ......................      (58,260)      (23,141)        151.8%
 Others,net ..............................................      (13,118)       (3,784)        246.7%
                                                               --------      --------      --------
  Total other operating income,net .......................      (39,347)       (2,324)       1593.1%
                                                               --------      --------      --------
Other income and expenses
 Recovery of loans previously written off ................       19,714        16,881          16.8%
 Nonoperating income, net ................................      (11,980)       (4,904)        144.3%
 Income attributable to investments in other companies ...          721           444          62.4%
 Losses attributable to minority interest ................         (157)          (85)         84.7%
                                                               --------      --------      --------
  Total other income and expenses ........................        8,298        12,336         -32.7%
                                                               --------      --------      --------
Operating expenses
 Personnel salaries and expenses .........................     (114,125)     (110,330)          3.4%
 Administrative and other expenses .......................      (74,818)      (81,502)         -8.2%
 Depreciation and amortization ...........................      (28,142)      (22,152)         27.0%
                                                               --------      --------      --------
  Total operating expenses ...............................     (217,085)     (213,984)          1.4%
                                                               --------      --------      --------
Gain (loss) from price-level restatement .................       (5,275)      (10,202)        -48.3%
                                                               --------      --------      --------
Income before income taxes ...............................      181,241       179,368           1.0%
Income taxes .............................................      (23,949)      (12,945)         85.0%
                                                               --------      --------      --------
Net income ...............................................      157,292       166,423          -5.5%
                                                               --------      --------      --------

                                                                         ITEM 4

                     BANCO SANTANDER CHILE, AND SUBSIDIARIES
                     UNAUDITED CONSOLIDATED BALANCE SHEETS
(Adjusted for general price level changes and expressed in millions of constant
                          Ch$ of September 30, 2002)

                                                                30-Sep         30-Jun         30-Sep         % Change    % Change
                                                           ------------------------------------------------------------------------
                                                                                                                        Sept. 2002/
                                                                 2002           2002           2001         Sept. 2002   June 2002
                                                           ------------------------------------------------------------------------
                                                           Ch$ millions    Ch$ millions   Ch$ millions
ASSETS

Cash and due from banks .................................     1,081,419      1,268,492      1,098,958          -1.6%       -14.7%

Financial investments ...................................     2,379,547      2,339,829      2,257,888           5.4%         1.7%

Loans, net
  Commercial loans ......................................     3,045,831      3,228,708      3,374,900          -9.8%        -5.7%
  Consumer loans ........................................       694,576        669,932        647,718           7.2%         3.7%
  Mortgage loans (Residential and general purpose) ......     1,583,293      1,599,409      1,596,566          -0.8%        -1.0%
  Foreign trade loans ...................................       845,739        835,856        826,492           2.3%         1.2%
  Interbank loans .......................................        41,082        142,047        110,458         -62.8%       -71.1%
  Leasing ...............................................       420,409        424,807        383,759           9.6%        -1.0%
  Other outstanding loans ...............................       951,916        957,366        979,242          -2.8%        -0.6%
  Past due loans ........................................       144,941        117,540        117,081          23.8%        23.3%
  Contingent loans ......................................       625,905        732,553        733,997         -14.7%       -14.6%
  Reserve for loan losses ...............................      (157,351)      (152,647)      (169,741)         -7.3%         3.1%
                                                           ------------------------------------------------------------------------
        Total loans, net ................................     8,196,340      8,555,570      8,600,472          -4.7%        -4.2%
                                                           ------------------------------------------------------------------------

Other assets
  Bank premises and equipment ...........................       226,024        226,396        230,751          -2.0%        -0.2%
  Other .................................................       457,594        613,446        543,831         -15.9%       -25.4%
                                                           ------------------------------------------------------------------------
        Total other assets ..............................       683,618        839,842        774,582         -11.7%       -18.6%
                                                           ------------------------------------------------------------------------
        TOTAL ASSETS ....................................    12,340,923     13,003,733     12,731,900          -3.1%        -5.1%
                                                           ------------------------------------------------------------------------

                     BANCO SANTANDER CHILE, AND SUBSIDIARIES
                     UNAUDITED CONSOLIDATED BALANCE SHEETS
(Adjusted for general price level changes and expressed in millions of constant
                           Ch$ of September 30, 2002)


                                                               30-Sep        30-Jun        30-Sep         % Change     % Change
                                                          ----------------------------------------------------------------------
                                                                                                                     Sept. 2002/
                                                                2002          2002          2001         Sept. 2002   June 2002
                                                          ----------------------------------------------------------------------
                                                           Ch$ millions  Ch$ millions  Ch$ millions
LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits
     Current accounts ..................................     1,068,976       953,948       870,089          22.9%         12.1%
     Bankers drafts and other deposits .................       924,538     1,024,035       973,532          -5.0%         -9.7%
                                                          ----------------------------------------------------------------------
                                                             1,993,514     1,977,983     1,843,621           8.1%          0.8%
                                                          ----------------------------------------------------------------------
     Savings accounts and time deposits ................     4,558,635     5,146,166     4,876,724          -6.5%        -11.4%
                                                          ----------------------------------------------------------------------
        Total deposits .................................     6,552,149     7,124,149     6,720,345          -2.5%         -8.0%
                                                          ----------------------------------------------------------------------

Other interest bearing liabilities
                                                          ----------------------------------------------------------------------
        Total Banco Central borrowings .................        30,920        87,090        49,865         -38.0%        -64.5%
                                                          ----------------------------------------------------------------------

  Investments sold under agreements to repurchase ......       591,369       491,607       557,675           6.0%         20.3%
                                                          ----------------------------------------------------------------------

  Mortgage finance bonds ...............................     1,686,385     1,649,863     1,674,115           0.7%          2.2%
                                                          ----------------------------------------------------------------------

  Other borrowings
                                                          ----------------------------------------------------------------------
        Total other borrowings .........................     1,610,257     1,608,959     1,594,320           1.0%          0.1%
                                                          ----------------------------------------------------------------------
        Total other interest bearing liabilities .......     3,918,931     3,793,499     3,875,975           1.1%          3.3%
                                                          ----------------------------------------------------------------------

                                                          ----------------------------------------------------------------------
Other liabilities ......................................       909,674     1,171,851     1,173,538         -22.5%        -22.4%
                                                          ----------------------------------------------------------------------

Shareholders' equity
  Capital and reserves .................................       802,877       789,135       795,619           0.9%          1.7%
  Income for the year ..................................       157,292       124,425       166,424          -5.5%         26.4%
                                                          ----------------------------------------------------------------------
     Total shareholders' equity ........................       960,169       913,560       962,042          -0.2%          5.1%
                                                          ----------------------------------------------------------------------
        TOTAL LIABILITIES AND
        SHAREHOLDER'S EQUITY ...........................    12,340,923    13,003,733    12,731,900          -3.1%         -5.1%
                                                          ----------------------------------------------------------------------

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      Banco Santander Chile

Date:  October 29, 2002               By: /s/ Gonzalo Romero
                                          -------------------------------------
                                          Name:    Gonzalo Romero
                                          Title:   General Counsel